Exhibit 99.27

VOX TO ACCELERATE KOOLYANOBBING
ROYALTY CASHFLOW

GEORGE TOWN, CAYMAN ISLANDS – March 31, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has entered into a binding agreement with Yilgarn Iron Pty Ltd (a subsidiary of Mineral Resources Limited) pursuant to which Vox will extinguish the outstanding balance of the Koolyanobbing royalty pre-payment through a cash payment.

The Koolyanobbing royalty is an uncapped royalty of 2% on the average/tonne Free on Board (“FOB”) sales value of iron ore extracted from the Deception Deposit on mining lease M77/1258 as shown in Figure 2 below.

Prior to Vox acquiring the Koolyanobbing royalty from Vonex Limited (“Vonex”) in 2020, a historical pre-payment of the royalty in the sum of A$3,000,000 was made by Cliffs Asia Pacific Iron Ore Pty Ltd to Vonex. As previously disclosed in Vox’s filing statement dated May 12, 2020, no royalty cashflows are payable to Vox until this pre- payment amount has been exhausted. The outstanding balance as at December 31, 2020 was A$1,782,032.

Vox has entered into a binding agreement with Yilgarn Iron Pty Ltd pursuant to which Vox will extinguish the outstanding balance of the Koolyanobbing pre-payment through a cash payment of A$1,782,032 within five business days from execution date of the agreement. Following payment of the settlement amount, effective January 1, 2021, Vox will earn royalty revenues from the Koolyanobbing royalty.

Royalty revenues associated with the Koolyanobbing (Deception Pit) royalty over the past two years and forecast for 2021 are as follows:

	2019	2020	2021 Forecast
Royalty Revenue (A$)	$724,198	$493,769	$600,000 – $800,000

The Deception Pit and the Altair Pit to the north are currently being mined at a rate of 1.1Mtpa – 1.3Mtpa. Historical royalty attributable annual production on the Vox royalty tenure (M77/1258, see Figure 2) has averaged 180,000t – 360,000t and Vox management expects this royalty attributable production rate to increase in coming years as mining transitions further north within M77/1258.

For more information on Koolyanobbing, please visit the Mineral Resources website at: https://www.mineralresources.com.au/our-business/commodities/iron-ore/

Figure 2 – Deception Pit Mine Closure Management Units
(Cliffs Asia Pacific Iron Ore Pty Ltd, February 2013, Deception Deposit Mine Closure Plan1)

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 45 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Vox Royalty Corp., Executive Vice President, Australia	Vox Royalty Corp., Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the acquired royalties and projects and estimates of project success, and the ability of Vox to complete the acquisition. Such statements and information reflect the current view of Vox. By their nature, forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Deception Deposit Mine Closure Plan, Cliffs Asia Pacific Iron Ore Pty Ltd, February 2013 (Tenements M77/1001-I, M77/1038-I, M77/1257-I, M77/1258-I, M77/1259-I and L77/235)